Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Goldman, Sachs & Co. LLC
200 West Street,
New York, New York 10282

June 28, 2021

VIA EDGAR

Office of Financial Services
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             D-MARKET Electronic Services & Trading
Registration Statement on Form F-1, as amended
File No. 333-256654

Ladies and Gentlemen,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of D-MARKET Electronic Services & Trading (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on June 30, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that we, as representatives of the several underwriters, anticipate that, from June 23, 2021 through the date hereof, approximately 4,000 copies of the Company’s preliminary prospectus have been or will be distributed to prospective underwriters, dealers, institutions, investors and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
GOLDMAN, SACHS & CO. LLC

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Lúlica Batista Rocha
Name:	Lúlica Batista Rocha
Title:	Executive Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name:	Bianca Buck
Title:	Vice President

By: GOLDMAN, SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

[Signature page to Acceleration Request]